# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FTAI Infrastructure Inc., CIK 0001899883
CUSIP: 35953C106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 45th Floor, New York, New York (NY), 10105
Date of event which requires filing of this statement: 02/26/2025
Filed by CIK 0002023029
Persons authorized to receive notices and communications: GCM Grosvenor , B. Montgomery, 900 N. Michigan Avenue, Suite 1100, Chicago, Illinois (IL), 60611, 312-506-6500

## Reporting persons
- LIF AIV 1, L.P. (CIK 0002023029): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 19,395,599; sole dispositive power 0; shared dispositive power 19,395,599; aggregate amount beneficially owned 19,395,599 (14.53% of the class)
  Comment: (1) The reported securities represent 19,395,599 shares of common stock, par value $0.01 per share ("Common Stock"), of FTAI Infrastructure Inc. (the "Issuer") issuable upon conversion of 158,656 shares of Series B Convertible Junior Preferred Stock (the "Series B Preferred Stock") of the Issuer, and the reported percent of such class is calculated based on 113,936,865 shares of Common Stock outstanding as of February 10, 2025, as reported by the Issuer, as increased by 19,559,903 shares of Common Stock issuable upon conversion of the aggregate 160,000 shares of Series B Preferred Stock held by the Reporting Persons.
- Labor Impact Fund, L.P. (CIK 0001751369): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 164,304; sole dispositive power 0; shared dispositive power 164,304; aggregate amount beneficially owned 164,304 (0.12% of the class)
  Comment: (1) The reported securities represent 164,304 shares of Common Stock issuable upon conversion of 1,344 shares of Series B Preferred Stock, and the reported percent of such class is calculated based on 113,936,865 shares of Common Stock outstanding as of February 10, 2025, as reported by the Issuer, as increased by 19,559,903 shares of Common Stock issuable upon conversion of the aggregate 160,000 shares of Series B Preferred Stock held by the Reporting Persons.
- GCM Investments GP, LLC (CIK 0001743984): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 19,559,903; sole dispositive power 0; shared dispositive power 19,559,903; aggregate amount beneficially owned 19,559,903 (14.65% of the class)
  Comment: (1) The reported securities represent 19,559,903 shares of Common Stock issuable upon conversion of 160,000 shares of Series B Preferred Stock, and the reported percent of such class is calculated based on 113,936,865 shares of Common Stock outstanding as of February 10, 2025, as reported by the Issuer, as increased by 19,559,903 shares of Common Stock issuable upon conversion of the aggregate 160,000 shares of Series B Preferred Stock held by the Reporting Persons.
- Grosvenor Capital Management Holdings, LLLP (CIK 0001743986): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 19,559,903; sole dispositive power 0; shared dispositive power 19,559,903; aggregate amount beneficially owned 19,559,903 (14.65% of the class)
  Comment: (1) The reported securities represent 19,559,903 shares of Common Stock issuable upon conversion of 160,000 shares of Series B Preferred Stock, and the reported percent of such class is calculated based on 113,936,865 shares of Common Stock outstanding as of February 10, 2025, as reported by the Issuer, as increased by 19,559,903 shares of Common Stock issuable upon conversion of the aggregate 160,000 shares of Series B Preferred Stock held by the Reporting Persons.
- GCM Grosvenor Holdings, LLC (CIK 0001939480): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 19,559,903; sole dispositive power 0; shared dispositive power 19,559,903; aggregate amount beneficially owned 19,559,903 (14.65% of the class)
  Comment: (1) The reported securities represent 19,559,903 shares of Common Stock issuable upon conversion of 160,000 shares of Series B Preferred Stock, and the reported percent of such class is calculated based on 113,936,865 shares of Common Stock outstanding as of February 10, 2025, as reported by the Issuer, as increased by 19,559,903 shares of Common Stock issuable upon conversion of the aggregate 160,000 shares of Series B Preferred Stock held by the Reporting Persons.
- GCM Grosvenor Inc. (CIK 0001819796): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 19,559,903; sole dispositive power 0; shared dispositive power 19,559,903; aggregate amount beneficially owned 19,559,903 (14.65% of the class)
  Comment: (1) The reported securities represent 19,559,903 shares of Common Stock issuable upon conversion of 160,000 shares of Series B Preferred Stock, and the reported percent of such class is calculated based on 113,936,865 shares of Common Stock outstanding as of February 10, 2025, as reported by the Issuer, as increased by 19,559,903 shares of Common Stock issuable upon conversion of the aggregate 160,000 shares of Series B Preferred Stock held by the Reporting Persons.
- GCM V, L.L.C. (CIK 0001831172): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 19,559,903; sole dispositive power 0; shared dispositive power 19,559,903; aggregate amount beneficially owned 19,559,903 (14.65% of the class)
  Comment: (1) The reported securities represent 19,559,903 shares of Common Stock issuable upon conversion of 160,000 shares of Series B Preferred Stock, and the reported percent of such class is calculated based on 113,936,865 shares of Common Stock outstanding as of February 10, 2025, as reported by the Issuer, as increased by 19,559,903 shares of Common Stock issuable upon conversion of the aggregate 160,000 shares of Series B Preferred Stock held by the Reporting Persons.
- Michael Jay Sacks (CIK 0001509764): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 19,559,903; sole dispositive power 0; shared dispositive power 19,559,903; aggregate amount beneficially owned 19,559,903 (14.65% of the class)
  Comment: (1) The reported securities represent 19,559,903 shares of Common Stock issuable upon conversion of 160,000 shares of Series B Preferred Stock, and the reported percent of such class is calculated based on 113,936,865 shares of Common Stock outstanding as of February 10, 2025, as reported by the Issuer, as increased by 19,559,903 shares of Common Stock issuable upon conversion of the aggregate 160,000 shares of Series B Preferred Stock held by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: FTAI Infrastructure Inc.
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 45th Floor, New York, New York (NY), 10105
Comment: This Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of FTAI Infrastructure Inc., a Delaware corporation (the "Issuer"), represented by shares of Series B Convertible Junior Preferred Stock of the Issuer (the "Series B Preferred Stock"). Each share of Series B Preferred Stock represents the right to convert into a number of shares of Common Stock equal to the quotient of the Liquidation Value (as defined below) divided by the Conversion Price (as defined below).

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) LIF AIV 1, L.P., a Delaware limited partnership ("LIF AIV");
(ii) Labor Impact Fund, L.P., a Delaware limited partnership ("Labor Impact Fund");
(iii) GCM Investments GP, LLC, a Delaware limited liability company ("GCM GP"), as the general partner of each of LIF AIV and Labor Impact Fund;
(iv) Grosvenor Capital Management Holdings, LLLP ("Grosvenor Capital Holdings"), a Delaware limited liability limited partnership, as the sole member of GCM GP;
(v) GCM Grosvenor Holdings, LLC, a Delaware limited liability company ("GCM Holdings"), as the general partner of Grosvenor Capital Holdings;
(vi) GCM Grosvenor Inc., a Delaware corporation ("GCM Grosvenor"), as the sole member of GCM Holdings;
(vii) GCM V, L.L.C., a Delaware limited liability company ("GCM V"), as a shareholder of GCM Grosvenor; and
(viii) Michael J. Sacks, as the manager of GCM V.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of GCM Grosvenor. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address:
The principal business address of each of the Reporting Persons is c/o GCM Grosvenor Inc., 900 N. Michigan
Avenue, Suite 1100, Chicago, Illinois 60611.
Present principal occupation or employment: The principal business of each of LIF AIV and Labor Impact Fund is investing in securities. The principal business of GCM GP is serving as the general partner of each of Labor Impact Fund and LIF AIV and other affiliated investment funds. The principal business of Grosvenor Capital Holdings is serving as the sole member of GCM GP and as an owner of other affiliated entities. The principal business of GCM Holdings is serving as the general partner of Grosvenor Capital Holdings. GCM Grosvenor provides comprehensive investment solutions to primarily institutional clients who seek allocations to alternative investments such as hedge fund strategies, private equity, real estate, infrastructure and strategic investments. The principal business of GCM V is serving as a shareholder of GCM Grosvenor. The principal occupation of Mr. Sacks is serving as the Chairman and Chief Executive Officer of GCM Grosvenor. Mr. Sacks also serves as the manager of GCM V.
Criminal convictions in the last five years: No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of LIF AIV, Labor Impact Fund, GCM GP, Grosvenor Capital Holdings, GCM Holdings, GCM Grosvenor and GCM V are duly organized in the State of Delaware. Mr. Sacks is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: LIF AIV and Labor Impact Fund each received the 158,656 and 1,344 shares, respectively, of Series B Preferred Stock beneficially owned by them, with a stated value of $1,000 per share, as a result of the exchange of each issued and outstanding limited liability company interest of Labor Impact Long Ridge Holdings LLC, a Delaware limited liability company, Labor Impact Real Estate Holdings IV, LLC, a Delaware limited liability company, and LIF LR Holdings LLC, a Delaware limited liability company (collectively, the "Long Ridge LLCs") held by Labor Impact Fund, Labor Impact Feeder Fund, L.P. and other affiliates of the Reporting Persons (such transaction, the "Long Ridge Transaction").

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 hereof is incorporated herein by reference.

The Reporting Persons acquired the shares of Class B Preferred Stock for the purpose of investment and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to the Reporting Persons' respective businesses, financial positions, strategic directions and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they may deem appropriate, including but not limited to changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, subject to the terms and conditions of the Investor Rights Agreement, the Reporting Persons may, from time to time, acquire or cause their respective affiliates to acquire additional or all shares of capital stock of the Issuer, dispose of some or all of their securities or continue to hold the securities (or any combination or derivative thereof).

In connection with the consummation of the Long Ridge Transaction, LIF AIV , Labor Impact Fund and other affiliates of the Reporting Persons entered into an Investor Rights Agreement (the "Investor Rights Agreement") with the Issuer and, on February, 26, 2025, the Issuer's Board of Directors (the "Board") appointed Matthew Rinklin, an employee of GCM Grosvenor L.P., a subsidiary of Grosvenor Capital Holdings (the "Investor Director"), to serve as a Class II Director for a term expiring at the Issuer's 2027 annual meeting of shareholders.

Under the Investor Rights Agreement, until the first day on which LIF AIV and Labor Impact Fund, together with their respective Permitted Transferees (together, the "GCM Holders"), ceases to beneficially own at least 10% of the issued and outstanding shares of Common Stock on an as converted basis, the Issuer will be required to include the Investor Director in its slate of director nominees and recommend that its stockholders vote in favor of the Investor Director at its annual meeting. In addition, under the Investor Rights Agreement, LIF AIV, Labor Impact Fund and their respective Affiliates are subject to certain customary standstill provisions, voting covenants, and transfer restrictions (including a lock-up on transfers of shares of Series B Preferred Stock without the prior written consent of the Issuer, other than to an Initial Permitted Transferee, until February 26, 2026) and are provided with customary demand and piggy-back registration rights and certain other rights,

The foregoing descriptions of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except in Mr. Rinklin's capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Notwithstanding the foregoing, the Reporting Persons intend to review the investment in the Issuer and the Issuer's performance and market conditions and specifically reserves the right to change their intentions, taking into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Issuer; changes in law and government regulations; general economic conditions; tax considerations; other investment opportunities available to the Reporting Persons; and prevailing market conditions, including the market price of the securities of Issuer. Depending on such factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing some or all outstanding Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 11 and 13 of the cover pages to this Statement are incorporated by reference.
The aggregate percentage of shares Common Stock reported owned by each person named herein is based upon 113,936,865 shares of Common Stock outstanding as of February 10, 2025, as reported by the Issuer.

Following the transactions described in Items 3 and 4, the Reporting Persons are deemed to beneficially own 19,559,903 shares of Common Stock of the Issuer or 14.65% of the outstanding shares of Common Stock on an as converted basis. The aggregate percentage of shares Common Stock reported owned by each person named herein is calculated based on 113,936,865 shares of Common Stock outstanding as of February 10, 2025 as reported by the Issuer and assumes conversion of all shares of Series B Preferred Stock of the Issuer held by LIF AIV and Labor Impact Fund into Common Stock (which as of February 26, 2025 and as of the date of filing of this Schedule 13D, were convertible into 19,559,903 share of Common Stock).

Each share of Series B Preferred Stock is convertible at any time at the option of the holder into the number of shares of Common Stock equal to the quotient of the Liquidation Value (as defined in the Certificate of Designations governing the Series B Preferred Stock) in effect at the time of conversion divided by the Conversion Price (as defined in the Certificate of Designations governing the Series B Preferred Stock). As of the date this Schedule 13D is filed, the Liquidation Value of the Series B Preferred Stock is $1,000 and the Conversion Price is $8.18.

As of the date hereof, LIF AIV directly holds 158,656 shares of Series B Preferred Stock, representing percentage ownership of approximately 14.53% of the shares of Common Stock outstanding on an as converted basis, and Labor Impact Fund directly holds 1,344 shares of Series B Preferred Stock, representing percentage ownership of approximately 0.12% of the shares of Common Stock outstanding on an as converted basis. Each of GCM GP, as the general partner of each of Labor Fund and LIF AIV, Grosvenor Capital Holdings, as the managing member of GCM GP, GCM Holdings, as the general partner of Grosvenor Capital Holdings, GCM Grosvenor, as the sole member of GCM Holdings, GCM V, as a shareholder of GCM Grosvenor, and Mr. Sacks, as the manager of GCM V, may be deemed to beneficially own the 160,000 shares of preferred stock owned in the aggregate by LIF AIV and Labor Impact Fund, representing percentage ownership of approximately 14.65% of the shares of Common Stock outstanding on an as converted basis.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in Items 7 through 10 of the cover pages to this Statement are incorporated by reference.

Each of GCM GP, Grosvenor Capital Holdings, GCM Holdings, GCM Grosvenor, GCM V and Mr. Sacks may be deemed to share the power to vote and dispose of the shares of Common Stock issuable upon the conversion of the Series B Preferred Stock directly held by LIF AIV and Labor Impact Fund, respectively.
Transactions in the class effected during the past sixty days: Other than as set forth in Items 3 and 4 above, none of the Reporting Persons have entered into any transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 and Item 4 hereof is incorporated herein by reference.

On February 26, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Investor Rights Agreement, dated as of February 26, 2025, by and among FTAI Infrastructure Inc., LIF AIV 1, L.P., Labor Impact Fund, L.P. and the other parties signatory thereto.

Exhibit 99.2 - Joint Filing Agreement, dated February 26, 2025, by and among LIF AIV 1, L.P., Labor Impact Fund, L.P., GCM Investments GP, LLC, Grosvenor Capital Management Holdings, LLLP, GCM Grosvenor Holdings, LLC, GCM Grosvenor Inc., GCM V, L.L.C. and Michael J. Sacks.

## Signatures
- LIF AIV 1, L.P.: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (03/05/2025)
- Labor Impact Fund, L.P.: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (03/05/2025)
- GCM Investments GP, LLC: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (03/05/2025)
- Grosvenor Capital Management Holdings, LLLP: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (03/05/2025)
- GCM Grosvenor Holdings, LLC: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (03/05/2025)
- GCM Grosvenor Inc.: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (03/05/2025)
- GCM V, L.L.C.: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (03/05/2025)
- Michael Jay Sacks: /s/ Michael J. Sacks, Michael J. Sacks (03/05/2025)
Comment: (i) GCM Investments GP, LLC, a Delaware limited liability company, is the general partner of each of LIF AIV 1, L.P. and Labor Impact Fund, L.P.; and (ii) GCM Grosvenor Holdings, LLC, a Delaware limited liability company, is the general partner of Grosvenor Capital Management Holdings, LLLP, a Delaware limited liability limited partnership.